Points International to Report Fourth Quarter and Full Year 2017 Results on Thursday, March 8, 2018

TORONTO, February 27, 2018 -- Points (TSX: PTS) (Nasdaq: PCOM), the global leader in powering loyalty commerce, today announced that it will report financial results for the fourth quarter and full year ended December 31, 2017, on Thursday, March 8, 2018, after the close of market.

Points management will host a conference call to discuss the results at 4:30 p.m. Eastern Time the same day. To participate in the conference call, investors from the U.S. and Canada should dial (877) 407-0784 ten minutes prior to the scheduled start time. International callers should dial (201) 689-8560.

In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at investor.points.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Thursday, March 22, 2018, by dialing (844) 512-2921 in the U.S. and Canada and (412) 317-6671 internationally and entering the passcode 13677162.

About Points
Points, publicly traded as Points International Ltd. (TSX: PTS) (Nasdaq: PCOM), is the global leader in providing loyalty eCommerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: Loyalty Currency Retailing, which includes the Buy, Gift & Transfer services, retails loyalty points and miles directly to consumers; Points Travel, which helps loyalty programs increase program revenue from hotel and car bookings, providing more opportunities for members to earn and redeem loyalty rewards more quickly; and Platform Partners, a multi-channel service offering which provides developers transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points’ financial information, visit investor.points.com.

CONTACT:
Points Investor Relations
ICR, Inc.
Garo Toomajanian
ir@points.com